Primark Private Equity Investments Fund

205 Detroit Street, Suite 200

Denver, Colorado 80206

August 24, 2020

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Mr. DeCarlo S. McLaren

Re:	Primark Private Equity Investments Fund (the “Fund”)
(File Nos. 333-239577 and 811-23583)

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Fund respectfully requests that the effective date of Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) be accelerated to a date no later than Wednesday, August 26, 2020.

The Fund acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Nathan D. Somogie of Ropes & Gray LLP at (617) 951-7326 as soon as the Registration Statement has been declared effective.

Very truly yours,

PRIMARK PRIVATE EQUITY INVESTMENTS FUND

By:	/s/ Michael Bell
Name:	Michael Bell
Title:	President

THREE CANAL PLAZA, SUITE 100 PORTLAND, MAINE 04101

August 24, 2020

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Mr. DeCarlo S. McLaren

Re:	Primark Private Equity Investments (the “Fund”)

(File Nos. 333-239577 and 811-23583)

Dear Mr. McLaren:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby joins the request of the Fund that the effective date of Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 be accelerated to a date no later than Wednesday, August 26, 2020.

Very truly yours,

FORESIDE FINANCIAL SERVICES, LLC

By:	/s/ Mark Fairbanks
Name:	Mark Fairbanks
Title:	Vice President

FORESIDE.COM	+1.866.251.6920